Exhibit 99.1

Dogness (International) Corporation Announces Strategic Investment in Petcare Internet of Things Platform

DONGGUAN, China/PLANO, Texas, May 19, 2025 — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced that the Company has entered into a share acquisition agreement (the “Agreement”) with a shareholder of Dogness Intelligent Technology Co., Ltd. (“DITC”) to acquire a 19.5 % equity interest in DITC in exchange for Dogness’s Class A common shares and warrants to purchase Class A common shares.

Established in 2018, DITC focuses on the research and development of Internet of Things (IoT) and app platforms in the pet industry. DITC is dedicated to creating a user-centered intelligent petcare devices and applications that enables help track pet activities, collect health data, protect, feed, follow, and monitor pets, even if owners are not with their pets.

Mr. Silong Chen, Chief Executive Officer of Dogness, stated, “We are pleased to invest and acquire a strategic stake in DITC, an emerging player in petcare technology. With the growing focus on pet health and wellness, and advancements in IoT, AI, and data analytics driving demand for pet tech products that monitor activity and track vitals, DITC’s innovative approach and commitment to developing a user-centered intelligent pet ecosystem align well with our strategic goals. We are excited to work with DITC and explore new opportunities for growth in the expanding petcare market.”

For further information regarding this transaction, please see the Form 6-K to be filed with the SEC.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

SOURCE Dogness International Corporation